SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Implements Organizational Restructuring to
Increase Efficiency and Promote Greater Integration

São Paulo, November 3, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces an organizational restructuring designed to streamline business management and reduce the number of Vice-Presidents. The initiative is a response to the Company’s rapid growth in recent years and is aligned with its strategic objectives. All the decisions were taken in accordance with the strictest standards of governance and with the participation of the Board of Directors throughout.

Under the new organizational architecture, the Company’s Chief Financial Officer, Leonardo Pereira, who is in charge of Finance, Controls and Investor Relations, will also be head of the Technology, Business Development and Strategic Planning departments. His new area will be entitled Finance, Strategy and Information Technology.

The Marketing and Services Vice-Presidency will be renamed Market and will comprise the Cargo, Commercial, Corporate Communications, Marketing, Yield Management and Alliance departments. Until this process is complete, the department heads under the new Vice-Presidency will report directly to the CEO.

The position of Vice-President – Information Technology and Planning will cease to exist due to the redistribution of its areas.

Additionally, Ricardo Khauaja, who is currently head of Management & Personnel, will be named Vice-President – Customers, Employees and Management, a position that will include People (Human Resources) & Management, as well as the Customer Service, Airport and Commercial Crew areas.

The Technical area, led by Captain Fernando Rockert de Magalhães, remains unchanged.

Due to the extinction or change in profile of certain areas, the current Vice-Presidents Wilson Maciel Ramos (IT & Planning) and Tarcísio Gargioni (Marketing and Services) will be leaving the Company, as are Marco Antonio Piller, head of Airports, and Francisco Eustáquio Mendes, head of Maintenance, who were succeeded by Sydnei Casarini and Alberto Correnti, respectively. Ramos, Gargioni, Piller and Eustáquio are all highly competent professional who have made an invaluable contribution to the carrier’s growth, for which they deserve the Company’s recognition and gratitude.

There will be no changes to the structure or heads of other areas, except that those that have been reallocated will be reporting to a different Vice-President.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
Investor Relations

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com/GOLInvest

Corporate Communication
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Edelman (U.S. and Europe) :
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.